UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number:   000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Sales Acquisition, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

BEACON SALES ACQUISITION, INC.
    401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
   (MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2008 and 2007 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at September 30, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 23, 2009

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits (Modified Cash Basis)

September 30, 2008 and 2007

	2008	2007
Assets:
Mutual funds	$64,700,168	$66,326,663
Common/collective trusts	12,647,309	9,713,895
Participant loans	2,365,914	2,265,223
Employer securities	1,373,189	487,521

Net assets available for benefits (at fair value)	81,086,580	78,793,302
Adjustment from fair value to contract value (Note 2)	542,898	173,722

Net assets available for benefits	$81,629,478	$78,967,024

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Years ended September 30, 2008 and 2007

	2008	2007
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(22,604,085)	$6,796,791
Interest and dividends	6,120,818	3,301,900
	(16,483,267)	10,098,691
Contributions:
Employer	4,216,191	4,838,587
Participants	6,616,987	5,866,212
Transfers from affiliated plans	14,419,577	8,056,204
Rollovers	457,460	1,719,334
	25,710,215	20,480,337

Total additions	9,226,948	30,579,028

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	6,543,634	6,111,457
Administrative expenses	20,860	21,391
Total deductions	6,564,494	6,132,848

Net increase	2,662,454	24,446,180

Net assets available for benefits:
Beginning of year	78,967,024	54,520,844

End of year	$81,629,478	$78,967,024

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis)

Year Ended September 30, 2008

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information.  The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General - The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days with the Company and are age twenty-one (21) or older.  All employees covered by a collective bargaining agreement are excluded from participation.  All employees who are non-resident aliens are excluded from participation as well.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2007, participants of the 401(k) plan of a new subsidiary of the Company, North Coast Commercial Roofing Systems, Inc. (the “North Coast Plan”), became participants of the Plan. Total North Coast Plan assets of approximately $14.4 million were transferred into the Plan on that date.

Effective October 1, 2006, participants of the 401(k) plan of an additional subsidiary of the Company, Shelter Distribution, Inc. (the “Shelter Plan”), became participants of the Plan. Shortly thereafter, total Shelter Plan assets of approximately $8.1 million were transferred into the Plan.

Contributions - Each year, participants may contribute up to one hundred percent (100%) of their pre-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($15,500 for 2008).  Individuals who are age fifty (50) or older and who contribute the maximum federal limit are eligible to make an additional contribution called a “catch-up contribution”.  The allowed maximum catch-up contribution for 2008 was $5,000.  Participants may also contribute amounts representing rollover distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan offers twenty-two (22) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  All Company contributions are determined at the discretion of the Company’s board of directors.  For the years ended September 30, 2008 and 2007, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax eligible compensation.  Additional amounts associated with profit sharing were contributed in those years and may be contributed in the future at the discretion of the Company’s board of directors.  These discretionary profit-sharing contributions totaled $1,899,707 and $2,705,824 during the years ended September 30, 2008 and 2007, respectively. Contributions are subject to certain IRC limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contribution, b) Plan earnings, and c) Plan expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures under the plan may be used to reduce the Company’s contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service.  A participant is one hundred percent (100%) vested in both the discretionary and matching contributions after six (6) years of credited service (minimum 1,000 hours per Plan year).  The following represents the vesting schedules for both the discretionary profit-sharing and discretionary matching Company contributions:

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2008

Note 1 - Description of Plan - Continued

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance.  For the year ended September 30, 2008, the interest rates charged on participant loans ranged from 5.00% to 9.25%.  Principal and interest amounts are paid weekly through payroll deductions.  Participants are charged a fee when taking out a loan.  For the years ended September 30, 2008 and 2007, there were fees of $20,860 and $21,391 charged to loan recipients, respectively.

Payment of Benefits - On termination of service for any reason, a participant may receive a lump-sum amount equal to the participant’s vested interest in his or her account.

Forfeitures - Forfeitures of the non-vested portion of participant accounts may be used to reduce future Company discretionary and matching contributions.  Total forfeitures of $225,730 and $92,029 were used to offset Company contributions in the years ended September 30, 2008 and 2007, respectively. At September 30, 2008 and 2007, the balance in the forfeitures account totaled $296,754 and $225,742, respectively.

Plan Administrator/Record Keeper - American Funds Distribution, Inc. is the Plan Administrator and is responsible for the content and issuance of the Plan’s reports. FAS Core is the Record Keeper and Smith Barney is agent of record for the Plan.

Trustees - Capital Bank and Trust Co. is the Plan Trustee. Certain executives of the Company are responsible for the allocation of fiduciary responsibilities and the delegation of administrative duties, including the maintaining of the Plan’s records.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2008

Note 2 - Summary of Significant Accounting Policies

New Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Basis of Accounting - The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments - Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the fiscal year-end date.  Employer securities are valued at quoted market prices. Purchase and sales of securities are recorded on a trade-date basis.

As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsible Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the INVESCO Stable Value Fund (INVESCO Fund).  As required by the FSP, the statements of net assets available for benefits present the fair value of the INVESCO Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the INVESCO Fund is based on information reported by the issuer of the fund at year end.  The contract value of the INVESCO Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans - Participant loans are valued at cost, which approximates fair value. Interest assessed on loans is included in interest and dividends, while distributed loans are included in benefits paid to participants.

Administrative Expenses - Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

Note 3 – Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets at September 30 were as follows:

	2008	2007

Mutual Funds:
American Funds Capital Income Builder	$15,377,584	$	−
American Funds Growth Fund of America	12,299,616		15,719,492
American Funds Income Fund of America	−		11,430,428
American Funds Fundamental Investors	8,758,910		10,451,464
American Funds EuroPacific Growth Fund	6,513,028		7,666,212
American Funds Bond Fund of America	4,498,061		−
Columbia Acorn USA Fund	−		4,272,118
Legg Mason Partners Aggressive Growth Fund	−		3,953,322
Common Collective Trust:
INVESCO Stable Value Fund	12,647,309		9,713,895

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2008

Note 3 - Investments - Continued

During the years ended September 30, 2008 and 2007, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated (depreciated) in fair value as follows:

	Years Ended September 30,
	2008	2007

Mutual funds	$(23,095,006)	$7,181,209
Employer securities	490,921	(384,418)
	$(22,604,085)	$6,796,791

Note 4 - Related Party Transactions

The Company pays certain administrative expenses of the Plan.  Also, the Plan uses the Company’s personnel and facilities for its accounting and other activities at no cost to the Plan.  During the years ended September 30, 2008 and 2007, the Company paid $66,949 and $84,581, respectively, for Plan expenses.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

Note 6 - Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 28, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedures 2009-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Note 7 - Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL INFORMATION

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN
PLAN:  001
EIN:  36-4173366
Internal Revenue Service Form 5500, Schedule H, Part IV, Line 4(i) -
 Schedule of Assets (Held at End of Year)

September 30, 2008

(a)	(b)	(c)	(e)
	Identity of issue, borrower,		Current
	lessor or similar party	Description of investment	value

	Mutual Funds:
*	American Funds Capital Income Builder	310,251 Shares	$15,377,584
*	American Funds Growth Fund of America	456,386 Shares	12,299,616
*	American Funds Fundamental Investors	266,471 Shares	8,758,910
*	American Funds EuroPacific Growth Fund	173,773 Shares	6,513,028
*	American Funds Bond Fund of America	389,443 Shares	4,498,061
	Columbia Acorn USA Fund	162,854 Shares	3,595,809
*	American Funds New Perspective Fund	114,113 Shares	3,001,180
	Legg Mason Partners Aggressive Growth Fund	33,013 Shares	2,878,692
	Oppenheimer Small & Mid-Cap Value Fund	47,231 Shares	1,262,010
	Davis Opportunity Fund	60,038 Shares	1,105,293
*	American Funds 2025 Target Date Fund	111,716 Shares	964,106
*	American Funds 2020 Target Date Fund	99,907 Shares	873,183
	Royce Micro-Cap Fund	66,951 Shares	856,973
*	American Funds 2030 Target Date Fund	95,509 Shares	822,333
*	American Funds 2015 Target Date Fund	86,774 Shares	771,416
*	American Funds 2035 Target Date Fund	48,297 Shares	416,324
*	American Funds 2040 Target Date Fund	23,883 Shares	205,631
*	American Funds 2010 Target Date Fund	20,891 Shares	185,719
*	American Funds 2045 Target Date Fund	13,027 Shares	112,292
*	American Funds Capital World Bond Fund	4,618 Shares	87,185
*	American Funds 2050 Target Date Fund	8,025 Shares	69,097
*	American Funds New World Fund	1,052 Shares	45,726
			64,700,168

*	Beacon Roofing Supply Inc. Employer Stock Fund: Employer securities	87,911 Shares	1,373,177
	Cash – pending purchases of employer securities		12
			1,373,189
	Common Collective Trust:
	INVESCO Stable Value Fund	13,190,207 Units	13,190,207

*	Participant loans	Interest rates ranging from 5.00% to 9.25%	2,365,914

			$81,629,478

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23	Consent of Ernst & Young LLP

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 26, 2009		/s/ David R. Grace
	By:	David R. Grace
Senior Vice President and
Chief Financial Officer